Mail Stop 3561

July 5, 2006

Patrick A. Galliher, President
RMD Technologies, Inc.
308 West 5th Street
Holtville, California 92250

      Re: RMD Technologies, Inc.
             Amendment No. 7 to Registration Statement on Form 10-SB
             Filed June 16, 2006
             Amendment No. 1 to Form 10-QSB for the quarter ended February 28, 2006
             Filed June 16, 2006
             Amendment No. 4 to Form 10-KSB for the year ended May 31, 2005
             Filed June 16, 2006
             File No. 0-51109

Dear Mr. Galliher:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 7 to Form 10-SB

Financial Statements for Period Ended February 28, 2006

Balance Sheet

1. We considered your response to comment 4 from in our letter dated May 31, 2006. On January 27, 2006, you issued convertible debt and warrants to La Jolla Cove Investors, Inc. Based on a review of your financial statements and Note 2 it appears that upon issuance you booked a $100,000 debt discount, representing 100% of the face value of the debt, and an offsetting derivative liability.

   The conversion option represents an embedded derivative and therefore should be fair valued. In your response you state that this conversion option was fair valued. Your disclosure in Note 2 describes that you estimated the fair value of the embedded derivative liability "by taking the total amount advanced from the host debt and determining the potential number of shares to be converted based upon the terms of the debt Agreement and arriving at fair value based upon the closing price of the underlying securities which was then allocated on a pro rata basis along with the estimated fair value of the warrant liability." This appears to be a method used to calculate the intrinsic value of the conversion option, not the fair value of the conversion option. Please revise or advise.

Your disclosure in Note 2 stating "as a result, the entire principal balance of the convertible debenture has been allocated as a derivative liability with no amount allocated to warrant liability when initially recording this transaction" appears to imply that no portion of your derivative liability recorded as a result of this transaction was attributable to the fair value of the warrants. Other disclosures in this note imply that the fair value of the warrants do make up a portion of the derivative liability. Please tell us and disclose what value was attributed to the warrants when initially recording this transaction. Please tell us and disclose the market value of your shares used when initially determining the fair value of the warrants. Please revise or advise.

The estimated fair value of the warrants was determined using the Black-Scholes option pricing model assuming stock price volatility of 1%. In your response you state that 1% is appropriate considering you are more akin to a private company. Paragraph 23 of SFAS 123R states "A nonpublic entity may not be able to reasonably estimate the fair value of its equity share options and similar instruments because it is not practicable for it to estimate the expected volatility of its share price. In that situation, the entity shall account for its equity share options and similar instruments based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of the entity's share price." Please revise or advise.

Amendment No. 4 to Form 10-KSB for Fiscal Year Ended May 31, 2005

Item 8A. Controls and Procedures

2. We note your response to comment 7 in our letter dated May 31, 2006. Please comply with Item 308(c) in future filings. Also, confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has reasonably affected, or is reasonably likely to materially affect, your internal control over financial reporting.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian Faulkner, Esq.
        Fax: 949-240-1362